Item 77C


DREYFUS STRATEGIC MUNICIPALS, INC.
ANNUAL MEETING OF STOCKHOLDERS
JUNE 1, 2007

         On June 1, 2007, shareholders voted, as indicated below, with regard to the following proposal:

         To elect four Class I Directors to serve for a three-year term for the Fund and until their successors are duly elected and qualified.

                                      For                Authority Withheld
Joseph S. DiMartino                48,933,575                 894,216
Joni Evans                         48,969,825                 857,966
William Hodding Carter III         48,921,375                 906,416
Richard C. Leone                   48,988,424                 839,367